Milkweed Inn LLC (the "Company") a Michigan Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Milkweed Inn LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 21, 2025

Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2024	2023
ASSETS		
Current Assets		
Cash and Cash Equivalents	16,957	22,030
Total Current Assets	16,957	22,030
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	55,555	42,366
Total Non-Current Assets	55,555	42,366
TOTAL ASSETS	72,512	64,396
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Revenue	422,461	430,750
Total Current Liabilities	422,461	430,750
TOTAL LIABILITIES	422,461	430,750
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(349,949)	(366,354)
Total Equity	(349,949)	(366,354)
TOTAL LIABILITIES AND EQUITY	72,512	64,396

Statement of Operations

| | Year Ended December 31, | |
	2024	2023
Revenue	491,765	351,698
Cost of Revenue	198,949	68,174
Gross Profit	292,816	283,524
Operating Expenses		
Advertising and Marketing	6,375	8,605
General and Administrative	174,028	120,881
Rent and Lease	102,194	53,736
Depreciation	7,767	6,510
Total Operating Expenses	290,364	189,732
Operating Income (loss)	2,452	93,792
Other Expense		
Other	10,826	6,190
Total Other Expense	10,826	6,190
Earnings Before Income Taxes	(8,374)	87,602
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(8,374)	87,602

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(8,374)	87,602
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	7,767	6,510
Deferred Revenue	(8,289)	114,992
Other	-	5,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(522)	126,502
Net Cash provided by (used in) Operating Activities	(8,896)	214,104
INVESTING ACTIVITIES		
Equipment	(20,956)	(3,250)
Net Cash provided by (used by) Investing Activities	(20,956)	(3,250)
FINANCING ACTIVITIES		
Contributions from/(Distributions to) Partners	24,779	(216,820)
Net Cash provided by (used in) Financing Activities	24,779	(216,820)
Cash at the beginning of period	22,030	27,997
Net Cash increase (decrease) for period	(5,073)	(5,966)
Cash at end of period	16,957	22,030

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2023	(237,136)
Capital Distributions	(216,820)
Net Income (Loss)	87,602
Ending Balance 12/31/2023	(366,354)
Capital Contributions	24,779
Net Income (Loss)	(8,374)
Ending Balance 12/31/2024	(349,949)

Milkweed Inn, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Milkweed Inn LLC ("the Company") was formed in Delaware on March 12th, 2019. The Company was formed in 2019. The Company sells accommodation for guests to stay at their bed and breakfast. The Company is located in Wetmore Michigan. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to expand their season and create an event space.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from lodging services provided to guests through nightly and weekend stays. The Company's primary performance obligation is to provide access to the reserved lodging accommodations and related hospitality services over the customer's stay period. Revenue is recognized over the duration of the guest's stay as the lodging services are rendered. The Company had deferred revenue of $422,461 as of December 31st, 2024.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Building Improvements, Furniture, & Equipment	5-10	102,428	(46,873)	-	55,555
Grand Total	**-**	**102,428**	**(46,873)**	**-**	**55,555**

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leases its operating property from a related party. The lease term began on January 1, 2019, with a term expiring December 31, 2025, and automatic one-year renewal terms thereafter. The lease requires monthly payments of approximately $3,900 and is structured as a triple-net lease under which the Company is responsible for property taxes, insurance, and maintenance. Due to the related-party nature of the arrangement, management determined that recognition of a right-of-use asset and lease liability under ASC 842 is not applicable, and rent expense is recognized as incurred.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.